AGENCY AGREEMENT

FLOW-THROUGH SHARE AND UNIT PRIVATE PLACEMENT

THIS AGREEMENT dated for reference May 11, 2006, is made

AMONG

AMERICAN BONANZA GOLD CORP. of Suite 305, 675 West Hastings Street, Vancouver, BC V6B 1N2

(the "Issuer");

AND

DUNDEE SECURITIES CORPORATION of Suite 3424-1055 Dunsmuir Street, Vancouver, British Columbia V7X 1K8

("Dundee");

AND

HAYWOOD SECURITIES INC. of 20th Floor, 400 Burrard Street, Vancouver, BC V6C 3A6

("Haywood")
(collectively, Dundee and Haywood are referred to as the "Agents").

WHEREAS:

A. The Issuer wishes to privately place with purchasers up to 7,400,000 Flow-Through Shares at a price of $0.55 per Flow-Through Share and up to 7,400,000 Units at a price of $0.55 per Unit for aggregate gross proceeds of up to $8,140,000;

B. The Issuer wishes to appoint the Agents to distribute the Flow-Through Shares and the Units, and the Agents are willing to accept such appointment on the terms and conditions of this Agreement;

THE PARTIES to this Agreement therefore agree:

1. DEFINITIONS

In this Agreement and the Recitals hereto:

(a) "Agents' Fee" means the fee which is set out in this Agreement and which is payable by the Issuer to the Agents in consideration of the services performed by the Agents under this Agreement;

(b) "Agents' Warrants" means the non-flow-through share purchase warrants of the Issuer which will be issued as part of the Agents' Fee and which have the terms provided in this Agreement and the certificates representing such share purchase warrants;

(c) "Agents' Warrant Shares" means the previously unissued non-flow-through common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Agents' Warrants;

(d) "Applicable Legislation" means the securities acts in the Selling Provinces, together with all the regulations and rules made and promulgated thereunder and all administrative policy statements, instruments, blanket orders and rulings, notices, and other administrative directions issued by the Commissions;

(e) "Closing" means the day the Flow-Through Shares and the Units are issued to the Purchasers;

(f) "Closing Date" means June 1, 2006 or such other date as may be agreed upon by the Issuer and the Agents;

(g) "Commissions" means the securities commission or equivalent regulatory authority in the Selling Provinces;

(h) "Disclosure Record" means the Issuer's annual reports, financial statements, annual information forms, information circulars, material change reports, technical reports, press releases and all documents filed or otherwise publicly disseminated by the Issuer and information located on the Issuer's website;

(i) "Exchange" means the Toronto Stock Exchange Inc.;

(j) "Exchange Policies" means the rules and policies of the Exchange;

(k) "Exemptions" means the exemptions from the prospectus requirements of the Applicable Legislation;

(l) "Flow-Through Shares" means the previously unissued flow-through common shares in the capital of the Issuer, as presently constituted, which will be issued as part of the Private Placement and which have or will have the features required by the definition of "flow-through share" as defined in the ITA;

(m) "ITA" means the *Income Tax Act* (Canada), together with all the regulations and rules made and promulgated thereunder, all as amended from time to time;

(n) "Material Change" has the meaning defined in the Applicable Legislation;

(o) "Material Fact" has the meaning defined in the Applicable Legislation;

(p) "NI 45-102" means National Instrument 45-102 or any successor instrument promulgated by the Commissions;

(q) "Private Placement" means the offering of the Flow-Through Shares and Units on the terms and conditions of this Agreement;

(r) "Purchasers" means the purchasers of Flow-Through Shares and Units pursuant to the Private Placement;

(s) "Qualifying Expenses" means:

(i) "Canadian exploration expense" as described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA (other than expenditures which constitute "Canadian exploration and development overhead expense" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.1) of the ITA), and

(ii) "flow-through mining expenditures" for the purposes of the ITA (the "FTME Tax Credit") to the extent such expenditures are incurred:

(A) on or before December 31, 2007 (and provided that the definition of flow-through mining expenditures in subsection 127(9) of the ITA is amended, retroactive to the date of this Subscription Agreement, to include expenses incurred before 2008 as announced by the Minister of Finance (Canada) in a Notice of Ways and Means Motion released as part of the federal budget on May 2, 2006) or, if applicable

(B) within such shorter period of time which may be allowable by that Minister or any other Canadian income tax authority, by virtue of actual or draft legislation (with intended effect retroactive to the date of this Subscription Agreement), as the period of time during which the Issuer may incur such expenditures

(the "FTME Deadline") and, for greater certainty, those expenses will be incurred by conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a "mineral resource" (as that phrase is defined in the ITA") which is a base or precious metal deposit, or a mineral deposit in respect of which:

(C) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(D) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(E) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and which is not an expense in respect of:

(F) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(G) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and

(H) preliminary sampling (other than Specified Sampling);

(t) "Regulation S" means Regulation S promulgated under the Securities Act of 1933 (United States), as amended;

(u) "Regulatory Authorities" means the Commissions and the Exchange;

(v) "Securities" means the Flow-Through Shares, the Units, the Shares, the Warrants, the Warrant Shares, the Agents' Warrants and the Agents' Warrant Shares;

(w) "Selling Provinces" means British Columbia, Alberta, Saskatchewan and Ontario;

(x) "Shares" means the previously unissued non-flow-through common shares in the capital of the Issuer, as presently constituted, which will be issued as part of the Units;

(y) "Specified Sampling" means the collecting and testing of samples in respect of a "mineral resource" (as that phrase is defined in the ITA) except that specified sampling does not include:

(i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one "mineral resource" if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes;

(z) "Term Sheet" means the term sheet for the Private Placement agreed upon between Dundee and the Issuer on May 11, 2006;

(aa) "Units" means the non-flow-through units of the Issuer to be offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement;

(bb) "Warrants" means the transferable non-flow-through share purchase warrants of the Issuer which will be issued as part of the Units; and

(cc) "Warrant Shares" means the previously unissued non-flow-through common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Warrants.

2. APPOINTMENT OF AGENTS

2.1 The Issuer appoints the Agents as its exclusive agents and the Agents accept the appointment and agree to act as the exclusive agents of the Issuer to use their commercially reasonable efforts to find and introduce to the Issuer potential purchasers in the Selling Provinces and in such other jurisdictions, including, in the case of the Units, the United States and Europe, to purchase up to 7,400,000 Flow-Through Shares at a price of $0.55 per Flow-Through Share and up to 7,400,000 Units at a price of $0.55 per Unit, by way of private placement under the Exemptions.

2.2 The rights and obligations of the Agents under this Agreement, including but not limited to the right and obligation to offer the Flow-Through Shares and the Units and the entitlement to the Agents' Fee, will be several (as distinguished from joint) rights and obligations for each Agent.

2.3 Except as otherwise specifically provided in this Agreement, the rights and obligations of the Agents will be divided in the proportions in which the Agents participate in the Private Placement.

2.4 The Agents will participate in the Private Placement as follows:

Dundee	50%
Haywood	50%

2.5 This Agreement will be construed in relation to each Agent as if separate agreements had been made between the Issuer and each Agent.

3. THE FLOW-THROUGH SHARES AND THE UNITS

Each Unit will consist of one Share and one-half of one Warrant. The Flow-Through Shares, the Shares and the Warrants will be issued and registered in the names of the Purchasers or their nominees.

4. WARRANTS

4.1 The right to purchase a Warrant Share under a Warrant may be exercised at any time until the close of business on the day which is 18 months from the Closing Date.

4.2 One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at a price of $0.65 per Warrant Share during the exercise period of the Warrant.

4.3 The Warrants shall be transferable.

4.4 The certificates representing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

4.5 The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

5. AGENTS' FEE

5.1 In consideration of the services performed by the Agents under this Agreement, the Issuer agrees to pay to the Agents on Closing an Agents' Fee consisting of:

(a) a commission equal to 7% of the gross proceeds received by the Issuer from the Private Placement on the Closing payable in cash; and

(b) that number of Agents' Warrants which is equal to 7% of the number of Flow-Through Shares and Units sold on the Closing.

5.2 The right to purchase an Agents' Warrant Share under an Agents' Warrant may be exercised at any time until the close of business on the day which is 18 months from the Closing Date.

5.3 Each Agents' Warrant will entitle the holder, on exercise, to purchase one Agents' Warrant Share at a price of $0.65 per Agents' Warrant Share.

5.4 The Agents' Warrants will be transferable.

5.5 The certificates representing the Agents' Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Agents' Warrant Shares issued upon exercise of the Agents' Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

5.6 The issue of the Agents' Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Agents' Warrants may be exercised.

5.7 The Issuer agrees not to place a U.S. securities law restrictive legend on the certificates representing the Agents' Warrants or the Agents' Warrant Shares.

6. OFFERING RESTRICTIONS

6.1 Other than pursuant to the provisions of section 7, the Agents will only sell the Flow-Through Shares and the Units to persons who represent themselves as being:

(a) persons purchasing as principal;

(b) qualified to purchase the Flow-Through Shares and the Units under the Exemptions; and

(c) persons who are not U.S. Persons, or in the United States (which terms herein shall have the meanings defined in Regulation S).

6.2 Other than pursuant to the provisions of section 7, the Agents agree that at the time any buy order for the Flow-Through Shares and the Units is placed by clients of the Agents, the buyer will be outside the United States, or the Agents and all persons acting on their behalf will reasonably believe that the buyer is outside the United States, and neither the Agents nor any person acting on their behalf will have knowledge that such transaction has been pre-arranged with a buyer in the United States.

6.3 Other than pursuant to the provisions of section 7, neither the Issuer, the Agents, nor any of their respective affiliates, nor any person acting on behalf of any of the foregoing, will offer or sell any of the Securities to U.S. Persons or in the United States, or undertake any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market for the Securities in the United States.

6.4 The Private Placement has not been and will not be advertised in any way.

6.5 No selling or promotional expenses will be paid or incurred in connection with the Private Placement, except for professional services or for services performed by a registered dealer.

7. U.S. LAW

7.1 Representations of the Issuer Regarding U.S. Law

The Issuer represents, warrants, covenants and agrees that:

(a) the Issuer is, and at the Closing Date will be, a Foreign Private Issuer with no "substantial U.S. market interest" in any of the Securities (as that term is defined in Regulation S);

(b) it is not, as a result of the sale of the Securities will not be, and agrees to use its best efforts not to become, at any time prior to the expiration of three years after the Closing Date, an "investment company" as defined in the United States *Investment Company Act of 1940*, as amended;

(c) during the period in which the Units are offered for sale or during the term of the Warrants, neither it nor any of its affiliates, nor any person acting on their behalf (other than the Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts in the United States or has taken or will take any action in violation of Regulation M under the United States *Securities Exchange Act of 1934*, as amended, the "1934 Act"), with respect to distributions under Regulation S, or has taken or will take any action that would cause the exemption from registration under Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Securities, pursuant to this Agreement;

(d) none of the Issuer, any of its affiliates or any person acting on its or their behalf (other than the Agents, the U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Securities in the United States by means of any form of general solicitation or general advertising, which includes any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or in any manner involving a public offering within the meaning of Section 4(2) of the *United States Securities Act of 1933*, as amended (the "1933 Act");

(e) the Issuer has not, for a period of six months prior to the commencement of the offering of Securities, sold, offered for sale or solicited any offer to buy any of its securities and will not sell, offer for sale or solicit any offer to buy any of its securities, in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units or the underlying Warrant Shares in the United States or to or for the benefit or account of U.S. Persons;

(f) neither the Issuer nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(g) the Issuer covenants and agrees with the Agents to execute or procure the execution of all documents and to use its commercially reasonable efforts to take or cause to be taken both before and after the Closing Date, all such steps as may be reasonably necessary or desirable to establish, to the satisfaction of counsel for the Agents and counsel for the Issuer, any and all legal requirements to enable the Agents to offer the Units for sale in the United States under Rule 506 of Regulation D in accordance with this Agreement; and

(h) except with respect to offers or sales of Units to Accredited Investors (as defined in Rule 501(a) of Regulation D) in reliance upon an exemption from registration

under Rule 506 of Regulation D, neither the Issuer nor any of its affiliates, nor any person acting on their behalf (other than the Agents, the U.S. Affiliate, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make:

(i) any offer to sell, or any solicitation of an offer to buy, any Units to or for the benefit or account of a U.S. Person, or a person in the United States; or

(ii) any sale of Units unless, at the time the buy order was or will have been originated, the purchaser is:

(A) outside the United States; or

(B) the Issuer, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

7.2 Undertakings in Compliance with Regulation S

Except as otherwise provided in this Section 7, the Agents agree with the Issuer that with respect to each offer and sale of the Units they will offer the Units only in accordance with Rule 903 of Regulation S and accordingly neither the Agents, their affiliates, nor any person acting on their behalf has made or will make (except as permitted by Section 7.3):

(a) any offer to sell, or any solicitation of an offer to buy, Units to any U.S. Person, to any person purchasing for the benefit or account of a U.S. Person, or any person in the United States;

(b) any sale of Securities unless, at the time the buy order was or will have been originated the Purchaser is:

(i) outside the United States; or

(ii) the Agents, their affiliates and any person acting on their behalf reasonably believe that the Subscriber is outside the United States; nor

(c) any Directed Selling Efforts in the United States with respect to the Securities.

7.3 Offering by Agents in the United States

The Agents acknowledge that the Units have not been registered under the 1933 Act and may not be offered or sold, with respect to offers and sales to or for the benefit or account of U.S. Persons, except pursuant to Rule 506 of Regulation D. Accordingly, the Agents, on their own behalf and on behalf of their affiliates, represent, warrant and covenant to the Issuer that, with respect to each offer or sale of Units to or for the benefit or account of U.S. Persons, they have offered and sold, and will offer and sell, securities to Purchasers in the United States only in the following manner:

(a) the Agents will offer the Units in the United States only through a broker dealer registered pursuant to Section 15(b) of the 1934 Act and in good standing with the National Association of Securities Dealers Inc. ("U.S. Affiliate"), solely to Accredited Investors, and only in states of the United States where such broker-dealer is registered, or otherwise exempt from registration;

(b) no form of general solicitation or general advertising (as those terms are used in Regulation D) or any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act has been or will be used by the Agents, the U.S. Affiliate, their affiliates or anyone acting on their behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to U.S. Persons;

(c) any offer, sale or solicitation of an offer to buy Units that has been made or will be made to U.S. Persons was or will be made only to Accredited Investors, and in transactions that are exempt from registration under applicable state securities laws and require no filings or actions pre-offer or pre-sale except as otherwise agreed by the Issuer;

(d) notwithstanding the wording of this Agreement, which contemplates the purchase of the Units by the Agents, all offers and sales of Units in the United States or to U.S. Persons will be made only to Accredited Investors who will purchase the Units directly from the Issuer on a "substituted purchaser" basis in compliance with Rule 506 of Regulation D;

(e) they have not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with their affiliates, any selling group members or with the prior written consent of the Issuer. They shall require each selling group member to agree in writing, to comply with, and shall use their best efforts to ensure that each selling group member complies with the same the provisions of this Section 7 as apply to such Agents as if such provisions applied to such selling group member;

(f) all offers of Units in the United States or to or for the benefit or account of a U.S. Person have been and will be made through a U.S. Affiliate and all sales of the Units in the United States or to or for the benefit or account of a U.S. Person will be made by the Issuer to Accredited Investors designated by the U.S. Affiliate or by the Agents acting through a U.S. Affiliate;

(g) immediately prior to soliciting any Purchaser that is in the United States or for the benefit or account of a U.S. Person, the Agents, the U.S. Affiliate, their respective affiliates, and any person acting on their behalf, had reasonable grounds to believe and did believe that each such Purchaser was an Accredited Investor, and at the time of completion of each sale to or for the benefit or account of a U.S. Person or

a person in the United States, the Agents, the U.S. Affiliate, their respective affiliates, and any person acting on their behalf will have reasonable grounds to believe and will believe, that each Purchaser designated by such Agents or the U.S. Affiliate to purchase Units from the Issuer is an Accredited Investor;

(h) on the Closing Date, the Agents together with the U.S. Affiliate, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Units in the United States and to or for the benefit or account of U.S. Persons, or a written confirmation that it did not sell any Units in the United States or to or for the benefit or account of U.S. Persons or arrange for any purchasers that are in the United States or are U.S. Persons;

(i) neither the Agents, the U.S. Affiliate, their respective affiliates, or any person acting on their behalf, has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Securities;

(j) prior to completion of any sale of Units to a person in the United States or to a U.S. Person, the Agents shall cause each such Purchaser of Units to execute an agreement in the form agreed upon by the Agents and the Issuer;

(k) the Agents shall give the Issuer reasonable notice of the U.S. jurisdictions in which it proposes to offer and sell the Units, so as to assist the Issuer in satisfying its obligations under Paragraph 7.1(g) and to permit the Issuer to timely submit any and all filings required of the 1933 Act and applicable state laws;

(l) the Agents will not directly or indirectly, take any actions or conduct any activities which will cause the Issuer to cease to be a Foreign Private Issuer; and

(m) the representations and warranties and covenants of the Agents contained in this Section 7 shall be true and correct as of the Closing, with the same force and effect as if then made by the Agents.

8. SUBSCRIPTIONS

The Agents will use their best efforts to obtain from each Purchaser introduced by the Agents, and deliver to the Issuer before the Closing Date duly completed and signed subscriptions in the form consented to by the Issuer and the Agents and executed by the Purchaser.

9. FILINGS WITH THE REGULATORY AUTHORITIES

9.1 The Issuer will forthwith give to the Exchange written notice of the terms of this Agreement and the proposed Private Placement and all other information required by the Exchange Policies (the "Notice").

9.2 The Issuer will forthwith provide the Agents and its solicitor with a copy of the Notice, and, forthwith on receipt, a copy of the preliminary and final letters of acceptance of the Notice from the Exchange.

9.3 The Issuer will file all required documents, pay all required filing fees and undertake any other actions required by the Exchange Policies in order to obtain the approval of the Exchange to the Private Placement.

9.4 Within 10 days of the Closing of the Private Placement, the Issuer will:

(a) file with the Commissions any report required to be filed by the Applicable Legislation in connection with the Private Placement, in the required form; and

(b) provide the Agents' solicitor with copies of the report or reports.

10. CLOSING

10.1 In this Section:

(a) "Certificates" means the certificates representing the Flow-Through Shares, the Shares and the Warrants sold and Agents' Warrants to be issued, on the Closing in the names and denominations reasonably requested by the Agents or the Purchasers, as the case may be; and

(b) "Proceeds" means the gross proceeds of the sale of Flow-Through Shares and Units on the Closing, less:

(i) any portion of the Agents' Fee which is payable in cash; and

(ii) any amount paid directly to the Issuer by the Purchasers in connection with the Private Placement.

10.2 The Closing will not occur more than 60 days from the date of the price reservation filed with the Exchange or such other date as may be acceptable to the Exchange.

10.3 The Issuer will, on the Closing, issue and deliver the Certificates to the Agents, or at the Agents' request, to the Purchasers, against payment of the Proceeds.

10.4 If the Issuer has satisfied all of its material obligations under this Agreement, the Agents will, on the Closing, pay the Proceeds to the Issuer against delivery of the Certificates.

10.5 The Issuer will endorse the Certificates, and the certificates representing the Warrant Shares and the Agents' Warrant Shares with such legends as required by the Applicable Legislation and the Exchange.

11. CONDITIONS OF CLOSING

11.1 The obligations of the Agents on the Closing will be conditional upon the following:

(a) on the Closing, the Issuer will have delivered to the Agents and their solicitor a favourable opinion of the Issuer's solicitors dated as of the date of the Closing, in a form acceptable to the Agents and their solicitor as to all legal matters

reasonably requested by the Agents relating to the business of the Issuer and the creation, issuance and sale of the Securities;

(b) on the Closing, the Issuer will have delivered to the Agents and their solicitors such certificates of its officers, and experts and other documents relating to the Private Placement or the affairs of the Issuer as the Agents or their solicitor may reasonably request;

(c) each representation and warranty of the Issuer which is contained in this Agreement continues to be true, and the Issuer has performed or complied with all of its covenants, agreements and obligations under this Agreement; and

(d) no Commission has advised the Issuer in writing that its securities are not eligible for the four month hold period provided for in NI 45-102.

11.2 The Closing and the obligations of the Issuer and the Agents to complete the issue and sale of the Securities are subject to:

(a) receipt of all required regulatory approval for or acceptance of the Private Placement; and

(b) the removal or partial revocation of any cease trading order or trading suspension made by any competent authority to the extent necessary to complete the Private Placement.

12. MATERIAL CHANGES

The Issuer agrees that if, between the date of this Agreement and the Closing, a Material Change, or a change in a Material Fact occurs, the Issuer will:

(a) as soon as practicable notify the Agents in writing, setting forth the particulars of such change;

(b) as soon as practicable, issue and file with the Regulatory Authorities a press release that is authorized by a senior officer disclosing the nature and substance of the change;

(c) as soon as practicable file with the Commissions the report required by the applicable securities legislation and in any event no later than 10 days after the date on which the change occurs; and

(d) provide copies of that press release, when issued, and that report, when filed, to the Agents and their solicitor.

13. RESALE RESTRICTIONS

The Issuer covenants with the Agents that the Flow-Through Shares, Shares, Warrants, Warrant Shares, Agents' Warrants and Agents' Warrant Shares will be subject to a four month hold period from Closing.

14. TERMINATION

14.1 The Agents may terminate their obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a) an adverse Material Change, or an adverse change in a Material Fact relating to any of the Securities, occurs or is announced by the Issuer;

(b) there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of the Agents, seriously affects or will seriously affect the financial markets, or the business of the Issuer or its subsidiaries, if any, or the ability of the Agents to perform their obligations under this Agreement, or a Purchaser's decision to purchase the Securities;

(c) following a consideration of the history, business, products, property or affairs of the Issuer or its principals and promoters, or of the state of the financial markets in general, or the state of the market for the Issuer's securities in particular, the Agents determine, in their sole discretion, that it is not in the interest of the Purchasers to complete the purchase and sale of the Securities;

(d) the Securities cannot, in the opinion of the Agents, be marketed due to the state of the financial markets, or the market for the Securities in particular;

(e) an enquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer's directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority;

(f) any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer prohibiting or restricting the Private Placement is made by a competent regulatory authority and that order is still in effect;

(g) the Issuer is in breach of any material term of this Agreement; or

(h) the Agents determine that any of the representations or warranties made by the Issuer in this Agreement is false or has become false.

14.2 The Agents' obligations hereunder will terminate if the Exchange does not issue its final letter of acceptance, subject only to usual post-Closing filings with the Exchange, of the Private Placement within 90 days of the reference date of this Agreement, unless otherwise agreed in writing by the Agents.

15. WARRANTIES, REPRESENTATIONS AND COVENANTS

15.1 The Issuer warrants and represents to and covenants with the Agents that:

(a) the Issuer and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;

(b) the Issuer and its subsidiaries are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(c) the Issuer has full corporate power and authority to carry on its business as now carried on by it and to undertake the Private Placement and this Agreement has been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer;

(d) all of the material transactions of the Issuer have been promptly and properly recorded or filed in its books or records and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if any, since conception;

(e) the authorized and issued capital of the Issuer consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value of which 85,828,976 Common Shares are outstanding as fully paid and non-assessable and no Class A Preferred Shares are outstanding;

(f) the Issuer has no other securities convertible into its Common Shares or Class A Preferred Shares other than outstanding options to acquire up to 8,055,000 Common Shares and outstanding warrants to acquire up to 12,400,286 Common Shares;

(g) the Issuer will reserve or set aside sufficient shares in its treasury to issue the Flow-Through Shares, the Shares, the Warrant Shares and the Agents' Warrant Shares and all such shares will be duly and validly issued as fully paid and non-assessable;

(h) except as qualified by the Disclosure Record, the Issuer is the legal and beneficial owner of and has good and marketable title to the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated and all filings and work commitments required to maintain the properties in good standing have been properly recorded and filed in a timely

manner with the appropriate regulatory body and there are no mortgages, liens, charges, encumbrances or any other interests in or on such properties other than as disclosed in the Disclosure Record;

(i) the Disclosure Record and all financial, marketing, sales and operational information provided to the Agents do not contain any misrepresentations (as such term is defined in the Applicable Legislation);

(j) the subscription form and all other written or oral representations made by the Issuer to a Purchaser or potential Purchaser in connection with the Private Placement will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;

(k) the financial statements filed with the Commissions or supplied by the Issuer to the Agents in connection with the Private Placement have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer, and its subsidiaries, as of the date thereof, and there have been no adverse material changes in the financial position of the Issuer since the date thereof, and the business of the Issuer has been carried on in the usual and ordinary course consistent with past practice since the date thereof;

(l) the auditors of the Issuer audited the financial statements of the Issuer for the most recent financial year-end and who provided their audit report thereon are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102) with the present auditors of the Issuer;

(m) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Legislation in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(n) the Issuer is in compliance with all applicable laws, regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business and which may materially affect the Issuer, has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Issuer or the business or legal environment under which the Issuer operates;

(o) the Issuer has not caused or permitted the release, in any manner whatsoever, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or

substances (collectively, the "Hazardous Substances") on or from any of its properties or assets nor has it received any notice that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any government, ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances;

(p) there is not presently, and will not be until the Closing, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed to the public;

(q) the issue and sale of the Securities by the Issuer and the Agents does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, by-laws or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, note, indenture, instrument, lease or other document to which the Issuer is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer;

(r) neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer's knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(s) there are no judgments against the Issuer or any of its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries is subject;

(t) the Issuer is a "reporting issuer" within the meaning of the Applicable Legislation and is not in default of any of the requirements of the Applicable Legislation or any of the administrative policies or notices of the Regulatory Authorities;

(u) no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(v) the Issuer has complied with all requirements of National Instrument 43-101, including, but not limited to the preparation and filing of technical reports;

(w) the Issuer and its subsidiaries have filed all material federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all material taxes required to be paid by them and any other

assessment, fine or penalty levied against them, or any material amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable;

(x) the Issuer and its subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its subsidiaries, which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its subsidiaries;

(y) the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(z) subject to any material changes to the ITA after the date hereof and but for any agreement or understanding to which the Issuer is not a party, the Flow-Through Shares will be "flow-through shares" as described in subsection 66(15) of the ITA and not prescribed shares as defined in section 6202.1 of the regulations to the ITA;

(aa) if the Issuer amalgamates with any one or more companies, any shares issued to or held by Purchasers as a replacement for the Flow-Through Shares as a result of such amalgamation will qualify by virtue of subsection 87(4.4) of the ITA as "flow-through shares" as described in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA;

(bb) the Issuer will incur expenses which are Qualifying Expenses, all in an amount which equals the proceeds derived from the sale to the Purchasers of Flow-Through Shares, renounce those amounts to Purchasers of Flow-Through Shares and otherwise comply with its obligations set forth in the agreements for Flow-Through Shares entered into between the Issuer and Purchasers thereof in connection with the Private Placement;

(cc) the Issuer will provide a Purchaser of Flow-Through Shares, upon reasonable request in writing made by such Purchaser to the Issuer and at the sole expense of such Purchaser (such expense to be paid in advance), information in the possession of the Issuer relating to the proper classification of expenses as Qualifying Expenses incurred in performing the exploration program described in the subscription agreement made between the Issuer and the Purchaser, as such expenses may pertain to such Purchaser and solely in order to enable a Purchaser to substantiate any claim for deductibility of the expenses incurred as Qualifying Expenses which has been denied or challenged by any applicable tax authority; provided that the Issuer shall not be required to provide information to a

Purchaser under this paragraph where it would result in breach of privacy, public disclosure, corporate governance or other laws, regulations or rules applicable to the Issuer;

(dd) the Issuer shall not take any action which would be reasonably expected to result in the delisting or suspension of its common shares on or from the Exchange or on or from any stock exchange, market or trading or quotation facility on which its common shares are listed or quoted and the Issuer shall comply, in all material respects, with the rules and regulations thereof;

(ee) other than the Agents, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein;

(ff) the Issuer has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the Applicable Legislation, including annual and interim financial information and annual reports, press releases disclosing Material Changes and material change reports;

(gg) the Issuer covenants with the Agents that it shall not create, issue or sell, or agree to create, issue or sell, any common shares (including flow-through common shares) or any securities exchangeable or exercisable for, or convertible into, any common shares (including flow-through common shares) at an effective price per common share of less that $0.55 for a period of 120 days after the Closing Date other than pursuant to property payments that are to be made in common shares (for existing and future property agreements), existing incentive plans or currently outstanding convertible, exchangeable or exercisable securities or other rights to acquire common shares;

(hh) that the Issuer will file, on a timely basis, all required forms regarding the Flow-Through Shares pursuant to the ITA and any applicable provincial tax statute;

(ii) that the Issuer will keep proper books, records and accounts of the Qualifying Expenses and make such records, accounts and books available to the Purchasers for inspection upon reasonable request; and

(jj) the warranties and representations in this Section are true and correct and will remain so as of the Closing.

15.2 Each Agent warrants and represents to the Issuer that:

(a) it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated;

(b) it is a broker registered under the Applicable Legislation;

(c) it is a member in good standing of the Exchange; and

(d) it will sell the Securities in compliance with the Applicable Legislation.

16. EXPENSES OF AGENTS

16.1 The Issuer will pay all of the expenses of the Private Placement and all the expenses reasonably incurred by the Agents in connection with the Private Placement including, without limitation, the reasonable fees and expenses of the solicitor for the Agents.

16.2 The Issuer will pay the expenses referred to in the previous Subsection even if the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agents.

16.3 The Agents may, from time to time, render accounts for its expenses in connection with the Private Placement to the Issuer for payment on or before the dates set out in the accounts.

16.4 The Issuer authorizes the Agents to deduct its reasonable expenses in connection with Private Placement from the proceeds of the Private Placement and any advance payments made by the Issuer, including expenses for which an account has not yet been rendered.

17. INDEMNITY

17.1 The Issuer and its affiliated companies, as the case may be, (collectively, the "Indemnitor") hereby agrees to indemnify and hold the Agents, and their affiliates, and each of their directors, officers, employees and agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agents and its Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agents and/or their Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Agents and/or its Personnel have been grossly negligent or have committed wilful misconduct or any fraudulent act in the course of such performance; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, wilful misconduct or fraud referred to in 17.1(a).

17.2 Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Agents may incur as a result of any action or litigation that may be threatened or brought against the Agents.

17.3 If for any reason (other than the occurrence of any of the events itemized in 17.1(a) and 17.1(b) above), the foregoing indemnification is unavailable to the Agents or any Personnel or insufficient to hold the Agents or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agents or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agents or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Agents hereunder.

17.4 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agents, and/or any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agents, the Agents shall have the right to employ its own counsel in connection therewith provided the Agents act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by the Agents' Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

17.5 Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of the Agents' Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agents will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Agents to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agents and/or any Personnel. The Indemnitor shall, on behalf of itself and the Agents and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agents and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agents and/or any Personnel, as applicable, and none of the Agents and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agents and their Personnel shall have the

right to appoint its or their own separate counsel at the Indemnitor's cost provided the Agents act reasonably in selecting such counsel.

17.6 The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agents and any of the Personnel of the Agents. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

18. ASSIGNMENT AND SELLING GROUP PARTICIPATION

18.1 The Agents will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agents have obtained the consent of the Issuer, and any required notice has been given to and accepted by the Regulatory Authorities.

18.2 The Agents may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the Agents' Fee.

19. NOTICE

19.1 Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile transmission or mailed by prepaid post and addressed to the party to which notice is to be given at the address indicated above, or at another address designated by the party in writing.

19.2 If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery.

19.3 If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

19.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile transmission or will be delivered.

20. RIGHT OF FIRST REFUSAL

20.1 The Issuer will notify Dundee of the terms of any further brokered equity financing (or securities convertible into equity) that it requires or proposes to obtain during the 12 months following the Closing and Dundee will have the right to act as lead agent in any such financing.

20.2 The right to act as lead agent must be exercised by Dundee within three business days following the receipt of the notice by notifying the Issuer that it will lead such financing on the terms set out in the notice.

20.3 If Dundee fails to give notice within three business days that it will lead such financing upon the terms set out in the notice, the Issuer will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Issuer, subject to obtaining the acceptance of the Regulatory Authorities.

20.4 The right to act as lead agent will not terminate if, on receipt of any notice from the Issuer under this Section for any financing that raises less than $10,000,000, Dundee fails to exercise the right.

21. AUTHORITY TO DUNDEE

The Issuer shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Agents by Dundee, which has authority to bind the Agents with respect of all matters covered by this Agreement insofar as such matters relate to the Agents.

22. TIME

Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the *Interpretation Act* (British Columbia).

23. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and indemnities of the Issuer and the Agents contained in this Agreement will survive the Closing.

24. LANGUAGE

This Agreement is to be read with all changes in gender or number as required by the context.

25. ENUREMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

26. HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

27. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes any other previous agreement between the parties with respect to the Private Placement including the Term Sheet and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Agents.

28. COUNTERPARTS

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

29. LAW

This Agreement is governed by the law of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

This document was executed and delivered as of the date given above:

AMERICAN BONANZA GOLD CORP.

By: ______________________

Name: Giulio T. Bonifacio
Title: Executive Vice President & Director

DUNDEE SECURITIES CORPORATION

By: ______________________

Name:
Title:

HAYWOOD SECURITIES INC.

By: ______________________

Name:
Title:

28. COUNTERPARTS

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

29. LAW

This Agreement is governed by the law of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

This document was executed and delivered as of the date given above:

AMERICAN BONANZA GOLD CORP.

By: ____________________________

Name:
Title:

DUNDEE SECURITIES CORPORATION

By: [signature]

Name: RICHARD COHEN
Title: SENIOR VP & DIRECTOR

HAYWOOD SECURITIES INC.

By: ____________________________

Name:
Title:

28. COUNTERPARTS

This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

29. LAW

This Agreement is governed by the law of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

This document was executed and delivered as of the date given above:

AMERICAN BONANZA GOLD CORP.

By: ______________________
Name:
Title:

DUNDEE SECURITIES CORPORATION

By: ______________________
Name:
Title:

HAYWOOD SECURITIES INC.

By: ______________________

Keith L. Peck
Vice-President & Director

APPENDIX I

AGENT'S CERTIFICATE

In connection with the private placement in the United States of Units of American Bonanza Gold Corp. (the "Issuer") pursuant to the Agency Agreement dated for reference May 11, 2006, among the Issuer and the Agents named therein (the "Agency Agreement"), the undersigned Agent and ____________________, as the U.S. Affiliate, do hereby certify as follows:

1. the Units have been offered and sold in the United States or to or for the benefit or account of U.S. Persons only through the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the 1934 Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc;

2. all offers and sales of Units in the United States or to or for the benefit or account of U.S. Persons have been effected through the U.S. Affiliate in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

3. each offeree that was in the United States or for the benefit or account of a U.S. Person was provided with a copy of the form of subscription agreement approved by the Issuer and the Agents (the "Subscription Agreement"), relating to the offering of the Units in the United States and no other written material was used in connection with offer or sale of the Units in the United States;

4. immediately prior to transmitting the Subscription Agreement to such offerees, we had reasonable grounds to believe and did believe that each such offeree was a Accredited Investor and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States and each U.S. Person that we have arranged to purchase Units from the Issuer is a U.S. Accredited Investor;

5. no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. Persons;

6. the offering of the Securities has been conducted in accordance with the terms of the Agency Agreement; and

7. prior to any sale of Units in the United States or to or for the benefit or account of a U.S. Person we caused the purchaser to execute a Subscription Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this ________ day of__________, 2006.

[NAME OF AGENT]

By: ______________________________

Name:

Title:

[U.S. AFFILIATE]

By: ______________________________

Name:

Title: